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David J. Harris david.harris@dechert.com +1 202 261 3385 Direct +1 202 261 3085 Fax

August 7, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura L. Solomon

Re:	PennantPark Investment Corporation, et al.

File Number 812-14134

Ladies and Gentlemen:

PennantPark Investment Corporation, a Maryland corporation (collectively with the other applicants named in the Application, the “Applicants”), has today filed with the Securities and Exchange Commission (the “Commission”) amendment no. 1 (“Amendment No. 1”) to its application for an order pursuant to Sections 17(d) and Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) or Section 57(a)(4) of the 1940 Act (File Number 812-14134) (the “Application”). On behalf of the Applicants, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a letter dated July 9, 2013 from Laura L. Solomon, Senior Counsel, to David J. Harris and William J. Tuttle of Dechert LLP, outside counsel to the Applicants. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. As requested, we have included a PDF file of Amendment No. 1 marked to show the changes from the initial Application. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Application.

1.	On page 2, in paragraph 1, please delete each reference to “consolidated subsidiary(ies)” and describe the entities included in the term “consolidated subsidiary(ies).” Please add as Applicants any subsidiaries that will be involved in the joint transactions, explain their role in the transactions and how the conditions of the application will apply to them.

Response:

As requested, the Applicants have revised the Application to remove each reference to “consolidated subsidiary(ies)” and to describe the entities included in such term.

United States Securities and Exchange Commission August 7, 2013 Page 2

2.	With respect to the request for relief described on page 2, we note that applicants have introduced the possibility of involving future registered funds, both open-end and closed-end investment companies, as well as other BDCs. As a result, although we are comfortable with references to the PennantPark BDCs specifically where applicants describe particular attributes of the PennantPark BDCs, we believe that the application in most cases should address the regulated funds generally to discuss how the policy considerations (e.g., benefits to participating entity) and the safeguards described in the application apply equally to all. This view informs some of the following comments and should inform any other revisions to the application.

Response:

The Applicants respectfully submit that no relief is sought as to open-end investment companies. With respect to closed-end investment companies, the Applicants have attempted to address such funds generally to discuss how the policy considerations and safeguards apply equally to all.

3.	On page 2, please replace the first sentence of the second paragraph with the following and revise the remainder of the application accordingly:

In particular, the relief requested in this application (the “Application”) would allow a PennantPark BDC or another Regulated Fund [FN1] and one or more Co-Investment Affiliates [FN2] to participate in the same investment opportunities where such participation would otherwise be prohibited under section 17(d) or 57(a)(4) and the rules under the Act.

FN1 – “Regulated Fund” means the PennantPark BDCs and any management investment company (a) that is registered under the Act or has elected to be regulated as a BDC (as defined below) and (b) whose investment adviser is Pennant Park Investment Advisers LLC, or any other investment adviser that is controlling, controlled by or under common control with Pennant Park Investment Advisers LLC (included in the term “Adviser”).

FN2 – “Co-Investment Affiliate” means the PennantPark BDCs, PCOF and any other entity advised by the Adviser that in the future will rely or will intend to rely, on the requested order.

United States Securities and Exchange Commission August 7, 2013 Page 3

Response:

As requested, the Applicants have revised the Application as instructed.

4.	Throughout the application, please replace “Investor” with “Regulated Fund.”

Response:

As requested, the Applicants have revised the Application as instructed.

5.	On page 2, please revise paragraph 3 by putting a period after “Applicants.” Please replace the remainder of the paragraph with: “Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.”

Response:

As requested, the Applicants have revised the Application as instructed.

6.	On page 2, footnote 1, please delete the parenthetical and revise the rest of the application accordingly.

Response:

As requested, the Applicants have revised the Application as instructed.

7.	On page 3, in the top carryover paragraph, please revise the definition of “Objectives and Strategies” to include all Regulated Funds. Please also reference Form N-1A or revise the application to clarify that Co-Investment Affiliates will not include open-end funds.

Response:

As requested, the Applicants have revised the Application as instructed in this comment to clarify that no relief is sought with respect to open-end funds.

United States Securities and Exchange Commission August 7, 2013 Page 4

8.	On page 3, in the first full paragraph, please insert “Applicants state that no Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through ownership of securities in a Co-Investment Affiliate and none will participate individually in any Co-Investment Transaction.”

Response:

As requested, the Applicants have revised the Application as instructed.

9.	On page 4, first paragraph, please revise the first sentence to read “Any Co-Investment Affiliates will be advised by an Adviser.”

Response:

As requested, the Applicants have revised the Application as instructed.

10.	On page 4, second paragraph, please revise the second sentence as follows: “PennantPark Investment Advisers LLC is and each Adviser will be registered with the Commission ….”

Response:

As requested, the Applicants have revised the Application as instructed.

11.	On page 4, fourth paragraph, please revise the definition of “Co-Investment Transaction” to read “means any transaction in which a Regulated Fund participated together with a Co-Investment Affiliate in reliance on the Order.” Please make the same change to the definition of “Potential Co-Investment Transaction.”

Response:

As requested, the Applicants have revised the Application as instructed.

12.	Please revise the application to discuss any current and future arrangements that will make it possible for Applicants to comply with condition l’s requirement that an Adviser consider for any Regulated Fund any Potential Co-Investment Transaction falling within the Regulated Fund’s Objectives and Strategies that an investment adviser considers for a Co-Investment Affiliate (e.g., substantial overlap of the members of the investment committees of the Adviser and any other relevant investment adviser).

United States Securities and Exchange Commission August 7, 2013 Page 5

Response:

The Applicants respectfully submit that, as of the date hereof, PNNT, PFLT and PCOF and their respective subsidiaries share a common investment adviser and that there are presently no arrangements in place with respect to investment advisers that may be formed in the future. To the extent a new Adviser is formed in the future, the Applicants expect that PennantPark Investment Advisers, LLC would develop appropriate policies, procedures and other arrangements to ensure that each Adviser is made aware of each Potential Co-Investment Transaction that falls within a Regulated Fund’s Objectives and Strategies, such as a staffing agreement whereby investment personnel are made available to such new Adviser or allocation policies and procedures that address the existence of multiple Advisers under common control.

13.	On page 4, paragraph 6, please make the following changes:

a.	Revise the first sentence to read: “In such cases, following issuance of the requested Order, all Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies will be referred to that Regulated Fund, and such investment opportunities may result in a Co-Investment Transaction.”

b.	Explain how the capital available for investment in the asset class being allocated will be determined.[1]

Response:

As requested, the Applicants have revised the Application as instructed.

14.	In section II.A.1., please briefly discuss the factors and methods used to determine appropriate and equitable allocations. Please discuss whether the Adviser has allocation policies and procedures, whether the Board reviews or approves those policies and how they provide investor protection.

[1]	See, e.g., the discussion in Medley Capital Corp., et al. application in SEC File No. 812-13787, filed on Feb. 24, 2012.

United States Securities and Exchange Commission August 7, 2013 Page 6

Response:

As requested, the Applicants have revised the Application to reflect that Potential Co-Investment Transactions will be allocated pursuant to written allocation policies and procedures adopted by the Adviser and reviewed by the Board of each PennantPark BDC.

15.	On page 4, please replace the last full paragraph with the following and retain footnote 5 at the end of the paragraph:

If the Adviser determines that an opportunity is appropriate for a Regulated Fund (and the Adviser approves the investment for the Regulated Fund), and a Co-Investment Affiliate has confirmed its desire to also participate, the Adviser will present the investment opportunity and the proposed allocation to the directors eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by the Regulated Fund. A Potential Co-Investment Transaction will be consummated only after approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”).

Response:

As requested, the Applicants have revised the Application as instructed.

16.	Please revise footnote 5 by changing “BDC’s” to “Regulated Fund’s” and inserting at the beginning of the footnote: “With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority apply as if each Regulated Fund were a BDC subject to section 57(o) of the Act.”

Response:

As requested, the Applicants have revised the Application as instructed.

17.	On page 5, in the top carryover paragraph please insert “or sell” following “purchase” in the first sentence, and insert “or sale” following “purchase” in each instance it appears in the second sentence.

United States Securities and Exchange Commission August 7, 2013 Page 7

Response:

As requested, the Applicants have revised the Application as instructed.

18.	On page 5, full paragraph 5, please delete “closed-end” in each instance it appears.

Response:

As requested, the Applicants have revised the Application as instructed.

19.	In the last paragraph on page 5, following “transaction in which the BDC” please insert “(or a company controlled by such BDC)” and following “participation by the BDC” insert “(or a controlled company).”

Response:

As requested, the Applicants have revised the Application as instructed.

20.	On page 6, in the first paragraph, please insert “(or controlled companies)” following “or BDCs.”

Response:

As requested, the Applicants have revised the Application as instructed.

21.	On page 6, paragraph 2, in the first sentence, following “Section 57(b) of the 1940 Act” please insert “, as modified by Rule 57b-1,”.

Response:

As requested, the Applicants have revised the Application as instructed.

22.	On page 6, following paragraph 2, please insert:

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that

United States Securities and Exchange Commission August 7, 2013 Page 8

person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Response:

As requested, the Applicants have revised the Application as instructed.

23.	On page 6, please revise the third paragraph as follows:

a.	Insert at the end of the first sentence, as modified by Rule 57b-1 thereunder.”

b.	Revise the paragraph to reflect the fact that a joint transaction may also be prohibited on account of a registered investment company’s participation even when a BDC is not a participant.

Response:

As requested, the Applicants have revised the Application as instructed.

24.	Please update the discussion of precedent on page 6 to include Corporate Capital Trust, Inc. et al., Release No. IC-30494 (Apr. 25, 2013) (notice) and discuss fully any differences from precedent, specifically with respect to Gladstone Capital Corp., et al., Release No. IC-30125 (Jun. 29, 2012) (notice). Please include a discussion of how participation of closed-end and open end registered investment companies may impact the analysis.

Response:

As noted in the response to comment 2, the Applicants are not seeking relief with respect to open-end registered investment companies. The Applicants respectfully submit that the relief sought by the Applicants is consistent that granted to the Gladstone entities and that participation by a closed-end fund would not impact the analysis.

25.	On page 7, in the full paragraph, please replace “BDC” with “registered investment company or a BDC, or an entity controlled by such registered investment company or BDC.”

United States Securities and Exchange Commission August 7, 2013 Page 9

Response:

As requested, the Applicants have revised the Application as instructed.

26.	Please revise section “F. The Applicants’ Legal Arguments” to include the following:

Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund in such disposition or follow on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the board of directors of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Fund. If the board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Fund’s Eligible Directors. The board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

            Applicants believe that participation by the Regulated Funds in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act

United States Securities and Exchange Commission August 7, 2013 Page 10

and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.2

Response:

As requested, the Applicants have revised the Application as instructed.

27.	On page 8, in the top carryover paragraph, please change “PennantPark BDCs” to “Regulated Funds.”

Response:

As requested, the Applicants have revised the Application as instructed.

28.	Please revise condition 1 to read:

Each time a Co-Investment Affiliate or an investment adviser of a Co-Investment Affiliate considers a Potential Co-Investment Transaction for any Co-Investment Affiliate that falls within a Regulated Fund’s Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of such investment for the Regulated Fund in light of such Regulated Fund’s then-current circumstances.

[2]	See, e.g., the discussion in Gladstone Capital Corp., et al. application in SEC File No. 812-13878, filed on June 29, 2012.

United States Securities and Exchange Commission August 7, 2013 Page 11

Response:

As requested, the Applicants have revised the Application as instructed.

29.	Please make the following changes in condition 2(b):

a.	Explain supplementally, the import of the word “actual” prior to “investment opportunity” or delete it.

b.	Replace “party” “party’s” and “such parties” with “Co-Investment Affiliate” “Co-Investment Affiliate’s” and “all Co-Investment Affiliates” respectively.

c.	Replace “Independent Directors” with “Eligible Directors”.

Response:

As requested, the Applicants have removed the word “actual” prior to “investment opportunity” and has further revised the Application as instructed.

30.	In condition 2(c), please replace “Independent Directors” with “Eligible Directors.”

Response:

As requested, the Applicants have revised the Application as instructed.

31.	In condition 2(c), line 4, please insert “Potential” prior to “Co-Investment Transaction.”

Response:

As requested, the Applicants have revised the Application as instructed.

32.	In condition 2(c)(i), following “reasonable and fair” please insert “to the Regulated Fund and its stockholders.”

Response:

As requested, the Applicants have revised the Application as instructed.

United States Securities and Exchange Commission August 7, 2013 Page 12

33.	Please revise condition 2(c)(iii), so that it reads “…would not disadvantage the Regulated Fund, and its participation is not on a basis ….”

Response:

As requested, the Applicants have revised the Application as instructed.

34.	Please revise condition 2(c)(iii)(A) to read “the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;”

Response:

As requested, the Applicants have revised the Application as instructed.

35.	To clarify that it is the Co-Investment Affiliates other than the Regulated Funds that share fees with affiliated persons, please revise 2(c)(iii)(C) to read “…proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates, other than Regulated Funds, may, in turn, share its portion with their affiliated persons) and the Regulated Fund in accordance with ….”

Response:

As requested, the Applicants have revised the Application as instructed.

36.	In condition 2(c)(iv) please insert “except” before clause “a” and change “provided” to “permitted” in each instance it appears.

Response:

As requested, the Applicants have revised the Application as instructed.

37.	In condition 4, please replace the last sentence with “All information presented to the board of directors pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.”

Response:

As requested, the Applicants have revised the Application as instructed.

United States Securities and Exchange Commission August 7, 2013 Page 13

38.	In condition 7(a) please change “the Investor” to “a Regulated Fund.”

Response:

As requested, the Applicants have revised the Application as instructed.

39.	In condition 7(a)(i), 7(a)(ii) and 7(d), please change “each Investor” to “the Regulated Fund.”

Response:

As requested, the Applicants have revised the Application as instructed.

40.	At the beginning of conditions 7(b) and 7(c) please change “An Investor” to “The Regulated Fund.”

Response:

As requested, the Applicants have revised the Application as instructed.

41.	In condition 7(c), please replace “an Investor” with “the Required Majority” following “solely to the extent that” and “Independent Directors” with “Eligible Directors”.

Response:

As requested, the Applicants have revised the Application as instructed.

42.	Please revise condition 8(a) by changing “the Investor” to “a Regulated Fund” and deleting “or to exercise warrants or other rights to purchase securities of the portfolio company,”.

Response:

As requested, the Applicants have revised the Application as instructed.

43.	In condition 8(a)(i) please change “each Investor” to “the Regulated Fund.”

United States Securities and Exchange Commission August 7, 2013 Page 14

Response:

As requested, the Applicants have revised the Application as instructed.

44.	In condition 8(a)(ii) please change “each Investor” to “the Regulated Fund.”

Response:

As requested, the Applicants have revised the Application as instructed.

45.	Please revise condition 8(b) to begin with “The Regulated Fund.”

Response:

As requested, the Applicants have revised the Application as instructed.

46.	In condition 8(b)(ii) please replace “Independent Directors” with “Eligible Directors.”

Response:

As requested, the Applicants have revised the Application as instructed.

47.	In condition 8(d) following “Co-Investment Transaction” please insert “for all purposes and.”

Response:

As requested, the Applicants have revised the Application as instructed.

48.	In condition 9, please insert “and Co-Investment Transactions” after “Potential Co-Investment Transactions.”

Response:

As requested, the Applicants have revised the Application as instructed.

49.	Please revise condition 10 to read “Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company and each of the investments permitted under these Conditions were approved by the Required Majority under section 57(f).”

United States Securities and Exchange Commission August 7, 2013 Page 15

Response:

As requested, the Applicants have revised the Application as instructed.

50.	Please revise condition 11 to read “No director or trustee of a Regulated Fund will be considered an Independent Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than the Regulated Funds)”.

Response:

As requested, the Applicants have revised the Application as instructed.

51.	In condition 13, please replace “section 17(e)(2)” with “Section 17(e) or 57(k).”

Response:

As requested, the Applicants have revised the Application as instructed.

52.	Also in condition 13, please replace the last sentence with:

None of the Co-Investment Affiliates, the Adviser, or any affiliated person of the Regulated Funds shall receive additional compensation or remuneration of any kind as a result or in connection with a Co-Investment Transaction (other than (i) the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (ii) in the case of the Advisers, investment advisory fees paid in accordance with the Advisory Agreements).

Response:

As requested, the Applicants have revised the Application as instructed.

* * * * * * * * * *

United States Securities and Exchange Commission August 7, 2013 Page 16

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3385 (or by email at david.harris@dechert.com) or William J. Tuttle at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Davis J. Harris

Davis J. Harris

Cc:	William J. Tuttle, Dechert LLP
Arthur H. Penn, PennantPark Investment Advisers, LLC
Aviv Efrat, PennantPark Investment Administration, LLC